SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                 Arch Coal, Inc.
        -----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)


                                    039380100
        -----------------------------------------------------------------
                                 (CUSIP Number)


                                 Patrick D. Deem
                                Steptoe & Johnson
                                  P.O. Box 2190
                            Clarksburg, WV 26302-2190
                                 (304) 624-8000
        -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  July 1, 1997
       -----------------------------------------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              (Page 1 of 8 Pages)

                                  SCHEDULE 13D
                                  ------------
CUSIP No. 043906 10 6

1)    NAME OF REPORTING PERSON            Carboex International, Ltd.
                                          ---------------------------
      S.S. OR I.R.S. IDENTIFICATION
      NO. OF ABOVE PERSON
                                          ---------------------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)   [   ]
                                                          (b)   [ x ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                 OO (see Item 3)
                                                      ---------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                             [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION            Bahamas
                                                      --------
NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7)    SOLE VOTING POWER                         2,050,000 (see Item 5)
                                                ----------------------

      8)    SHARED VOTING POWER                 0
                                                ----------------------

      9)    SOLE DISPOSITIVE POWER              2,050,000 (see Item 5)
                                                ----------------------

      10)   SHARED DISPOSITIVE POWER            0
                                                ----------------------

11)   AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON             2,050,000 (see Item 5)
                                                ----------------------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*      [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                        5.2% (See Item 5)
                                                ------------------

14)   TYPE OF REPORTING PERSON                         CO
                                                       --

                              (Page 2 of 8 Pages)

Item 1.     Security and Issuer.

            This statement on Schedule 13D (the "Statement") is filed by Carboex International, Ltd., a Bahamian corporation (the "Company"). The name of the issuer is Arch Coal, Inc., a Delaware corporation ("Arch Coal"). Arch Coal's principal executive offices are located at CityPlace One, Suite 300, Creve Coeur, Missouri 63141. This Statement relates to the Common Stock, par value $.01 per share, of Ashland Coal ("Arch Coal Common Stock").


Item 2.     Identity and Background.

            The Company's principal business is Coal Trading and the address of its principal business is Sasson Building, Shirley Street and Victoria Avenue, P.O. Box N-272, Nassau, Bahamas.

            Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of the Company: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship.

            During the last five years, neither the Company nor, to the knowledge of the Company, any of the persons listed in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the last five years, neither the Company nor, to the knowledge of the Company, any of the persons listed in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            This Statement is being filed in connection with the conversion to Arch Coal Common Stock of Class C Preferred Stock of Ashland Coal, Inc., a Delaware corporation ("Ashland Coal Preferred Stock") owned by the Company. No funds or other consideration were used or will be used by the Company in the conversion.

Item 4.     Purpose of Transaction.


                              (Page 3 of 8 Pages)

            This Statement is being filed in connection with the business combination of Ashland Coal and Arch Coal, pursuant to which the Company converted 100 shares of Ashland Coal Preferred Stock into 2,050,000 shares of Arch Coal Common Stock. The Company, as a stockholder of Arch Coal, has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Arch Coal, or the disposition of securities of Arch Coal; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Arch Coal or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of Arch Coal or any of its subsidiaries; (d) any change in the present board of directors or management of Arch Coal or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of Arch Coal; (f) any other material change in Arch Coal's business or corporate structure; (g) changes in Arch Coal's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Arch Coal by any person; (h) causing a class of securities of Arch Coal to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Arch Coal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) The Company presently owns 2,050,000 shares of Arch Coal Common Stock, representing approximately 5.2% of the total issued and outstanding capital stock of Arch Coal.

            (b) The Company has sole voting power and the sole power to dispose or to direct the disposition with respect to 2,050,000 shares of Arch Coal Common Stock, the Company does not have shared power to vote or to dispose or to direct the disposition of any shares of Arch Coal Common Stock.

            (c) Neither the Company nor any of the persons listed in Item 2 hereof has effected any transactions relating to Arch Coal Common Stock or Ashland Coal Preferred Stock during the past sixty days.

            (d)   Not applicable.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than as set forth in this  Statement,  neither the

                              (Page 4 of 8 Pages)

Company nor any of the persons named in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Arch Coal, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed As Exhibits.

            The following is filed as an exhibit to this Statement:

            7.1 Agreement and Plan of Merger, dated as of April 4, 1997 among Arch Mineral Corporation, AMC Merger Corporation and Ashland Coal, Inc.
(Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Ashland Coal, Inc. dated April 4, 1997.)


                               (Page 5 of 8 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CARBOEX INTERNATIONAL, LTD.



                                       By: /s/ Juan Antonio Ferrando
                                         ------------------------------
                                          Signature


                                          Juan Antonio Ferrando
                                          Director
                                          ------------------------------
                                          Name and Title


Date: July 1, 1997




                               (Page 6 of 8 Pages)

                                     ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           CARBOEX INTERNATIONAL, LTD.


                              ADDRESS AND PRINCIPAL
NAME AND PRESENT              BUSINESS OF ORGANIZATION
PRINCIPAL OCCUPATION          IN WHICH EMPLOYED              CITIZENSHIP


Gregorio Gonzalez Irun       Carboex, S.A.                   Spain
Chairman and CEO             Calle Manuel Cortina
                             No. 2, Madrid, 10, Spain

                             Coal Trading

Miguel Cavillo               Carboex, S.A.                   Spain
President and COO            Calle Manuel Cortina
                             No. 2, Madrid, 10, Spain

                             Coal Trading

Gloria Delifay               Carboex, S.A.                   Spain
Director                     Calle Manuel Cortina
                             No. 2, Madrid, 10, Spain

                             Coal Trading

Juan Antonio Ferrando        Carboex, S.A.                   Spain
Director                     Calle Manuel Cortina
                             No. 2, Madrid, 10, Spain

                             Coal Trading

Alonso Martinez              Carboex, S.A.                   Spain
Treasurer                    Calle Manuel Cortina
                             No. 2, Madrid, 10, Spain

                             Coal Trading





                              (Page 7 of 8 Pages)

                                  EXHIBIT INDEX

Exhibit
No.               Description
-------           -----------

7.1 Agreement and Plan of Merger, dated as of April 4, 1997 among Arch Mineral Corporation, AMC Merger Corporation and Ashland Coal, Inc. (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Ashland Coal, Inc. dated April 4, 1997.)






                              (Page 8 of 8 Pages)